YOU ON DEMAND HOLDINGS, INC.

AMENDMENT NO. 5 TO
CONVERTIBLE PROMISSORY NOTE
This AMENDMENT NO. 5 TO CONVERTIBLE PROMISSORY NOTE (the “Amendment”), effective as of December 30, 2014 (the “Effective Date”), is by and among YOU ON DEMAND HOLDINGS, INC., a Nevada corporation (the “Company”), and SHANE MCMAHON (the “Payee”).
WHEREAS, the Company and the Payee are parties to that certain Convertible Promissory Note of the Company, dated as of May 10, 2012, as amended as of May 18, 2012, as of October 19, 2012, as of May 10, 2013, and as of January 31, 2014, in principal amount of $3,000,000.00 (the “Note”); and
WHEREAS, the Company and the Payee desire to amend the Note as provided herein;
NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.            Effective as of the Effective Date, Section 2(a) of the Note shall be deleted in its entirety and, in lieu thereof, the following new Section 2(a) is inserted:

Payments.    Unless earlier converted pursuant to Section 3, the Principal Amount and all accrued interest on this Note shall be due and payable to Payee, by wire transfer of immediately available Funds, upon written demand by the Payee at any time following the date of the closing of the Series E Financing, pursuant to that certain Series E Preferred Stock Purchase Agreement, dated as of January 31, 2014, by and between the Company, C Media Limited and certain other purchasers party thereto (the “Series E Purchase Agreement”), through December 31, 2016 (the “Maturity Date”), provided, however, that upon written demand by the Payee, the net proceeds of any financing of equity or equity-linked securities of the Company occurring on or before such date will be used to repay the Note until the full amount of the Note, and all accrued interest on the Note, is repaid.

2.            Except as expressly amended by this Amendment, the terms and conditions of the Note are hereby confirmed and shall remain in full force and effect without impairment or modification.

3.            This Amendment shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

4.            This Amendment may be executed electronically via email or facsimile and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the day and year first above written.

YOU ON DEMAND HOLDINGS, INC.
By:	/s/ Weicheng Liu
Name: Weicheng Liu Title: CEO

SHANE MCMAHON
/s/ Shane McMahon
Shane McMahon